Exhibit 99.1

Independent Proxy Advisory Firms, ISS and Glass Lewis, Recommend Vermilion Shareholders Vote FOR All Proposed Items at the Upcoming Annual General Meeting of Shareholders

CALGARY, AB, April 26, 2022 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to announce that leading independent proxy advisory firms, Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co. ("Glass Lewis") have each recommended Vermilion shareholders ("Vermilion Shareholders") vote "FOR" all the proposed resolutions at the upcoming Annual General Meeting of Shareholders (the "Meeting") to be held on May 11, 2022 at 3:00 pm MT.

The Board of Directors of Vermilion recommends that Shareholders vote in favour of all the proposed items

At the Meeting, Shareholders will be asked to elect the board of directors, as well as the auditors for the ensuing year, as well as approve the Omnibus Incentive Plan and an advisory resolution to accept the approach to executive compensation.

Independent Third Party Proxy Advisor Recommendations

Two leading independent, third party proxy advisory firms, Institutional Shareholder Services ("ISS") and Glass Lewis & Co. ("Glass Lewis") have both recommended that shareholders vote FOR the all the proposed resolutions. Both ISS and Glass Lewis provide proxy-voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY
The proxy voting deadline is 3:00 p.m. MT on Monday May 9, 2022

How to Vote

There are several ways to vote your shares. Due to the essence of time, Shareholders are encouraged to vote online or by telephone.

	Registered Shareholders	Beneficial Shareholders
	Common Shares held in own name and represented by a physical certificate or DRS.	Common Shares held with a broker, bank or other intermediary.
Internet	https://login.odysseytrust.com/pxlogin	www.proxyvote.com
Telephone	N/A	Dial the applicable number listed on the voting instruction form enclosed.
Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

Annual General Meeting and Webcast Details

Vermilion will hold its Annual General Meeting on May 11, 2022 at 3:00 pm MT. Our Meeting will be held as a virtual only shareholder meeting with participation electronically as explained further in the Proxy Statement and Information Circular. As a reminder, proxies must be received by 3:00 pm MT on Monday, May 9, 2022.

Shareholders can participate electronically at https://web.lumiagm.com/299274697. Please see our Virtual Meeting Guide at https://www.vermilionenergy.com/files/pdf/investor-relations/2022_Virtual_Meeting_Guide.pdf for detailed instructions on how to access the meeting, vote on resolutions and submit questions. Following the formal portion of the Meeting, a presentation will be given by Dion Hatcher, President of Vermilion. Guests may also view the event at https://web.lumiagm.com/299274697 by registering as a guest. The live webcast link, webcast slides, and archive link will be available on Vermilion's website at http://www.vermilionenergy.com/ir/eventspresentations.cfm.

Please visit the Annual General Meeting page on our website under Invest with Us for complete details and links to all relevant documents ahead of the Meeting at https://www.vermilionenergy.com/invest-with-us/annual-general-meeting.cfm.

Vermilion encourages shareholders to read the meeting material, which have been filed on SEDAR (www.sedar.com) and on the Company's website at www.vermilionenergy.com.

Questions

If you have questions about the Meeting matters, the voting instructions or require assistance completing your proxy form, please contact our strategic shareholder advisor and proxy solicitation agent, Laurel Hill, toll-free in North America at 1.877.452.7184, outside North America at 1.416.304.0211, or by email at assistance@laurelhill.com.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

CO: Vermilion Energy Inc.

CNW 06:55e 26-APR-22